Quarta-Rad, Inc.

1201 N. Orange St., Suite 700

Wilmington, DE 19801

August 15, 2024

Division of Corporation Finance

U.S. Securities and Exchange Commission

Office of Industrial Applications and Services

100 F Street, N.E.

Washington, DC 20549

Attn:	Al Pavot Terence O’Brien

Re:	Quarta-Rad, Inc. Annual Report Form 10-K for Fiscal Year Ended December 31, 2023 Filed April 1, 2024 File No. 000-55964

Ladies and Gentlemen:

Quarta-Rad, Inc. (the “Company”) is hereby responding to the letter, dated August 1, 2024 (the “Comment Letter”), from the staff (the “Staff”) of the U.S. Securities and Exchange Commission, regarding the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2023 (the “Annual Report”). Concurrently with or shortly prior to the submission of this letter, the Company has filed an amended Annual Report on Form 10-K/A (the “Amended Annual Report”) via EDGAR.

The Company has responded to the Staff’s comment by revising the Annual Report to address the comment. The Staff’s comment is repeated below in italics and followed by the Company’s response. Terms used but not otherwise defined herein have the meanings set forth in the Amended Annual Report.

Annual Report on Form 10-K for the Fiscal Year ended December 31, 2023

Item 1C. Cybersecurity, page 8

1.	We note you do not include Item 1C. Cybersecurity. Please revise or advise us why you do not provide disclosures as applicable under Item 106 of Regulation S-K.

Response: We acknowledge the Staff’s comment and have revised the Annual Report to include Item 1C. Cybersecurity.

Thank you for your assistance and review.

Sincerely,

Quarta-Rad, Inc.

/s/ Victor Shvetsky
Victor Shvetsky
Chief Executive Officer